UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management of the Carolinas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 South Boulevard, Suite 230
(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rebecca G. Douglass 704-332-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GreerWalker LLP
(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Suite 110	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rebecca G. Douglass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management of the Carolinas, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Rebecca G. Douglass
Signature

VP/Partner/CCO
Title

Sherri Yager
Notary Public

My Commission Expires 3/25/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT OF
THE CAROLINAS, LLC

Financial Statements and Supplemental Information
for the Year Ended December 31, 2018 and
Report of Independent Registered Public Accounting Firm

Capital Management
OF THE CAROLINAS, L.L.C.

TABLE OF CONTENTS



GreerWalker

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Members of Capital Management of the Carolinas, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Management of the Carolinas, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Management of the Carolinas, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Management of the Carolinas, LLC's management. Our responsibility is to express an opinion on Capital Management of the Carolinas, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Capital Management of the Carolinas, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information on pages 11 to 17 has been subjected to audit procedures performed in conjunction with the audit of Capital Management of the Carolinas, LLC's financial statements. The supplemental information is the responsibility of Capital Management of the Carolinas, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as auditors for Capital Management of the Carolinas, LLC since 2000.

Greer Walker LLP

Certified Public Accountants
February 13, 2019
Charlotte, NC

GreerWalker LLP | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	310,562
Accounts receivable:		
Broker-dealer 12b(1) fees		415,849
Prepaid expenses		36,700
Total current assets		763,111

PROPERTY:

Office furniture and equipment	157,112
Leasehold improvements	46,944
Total	204,056
Less accumulated depreciation and amortization	177,848
Property, net	26,208

DEPOSITS	3,729

TOTAL ASSETS	$	793,048

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

Accounts payable and other accrued liabilities	$	67,317
MEMBERS' EQUITY		725,731
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	793,048

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Broker-dealer 12b(1) fees	$	4,399,602
Interest		601
Total		4,400,203
EXPENSES:		
Salaries		1,422,309
Retirement plan contributions		253,000
Insurance		156,234
Office supplies and expense		62,784
Office rent		58,852
Travel and entertainment		52,914
Payroll taxes		48,594
Conferences and seminars		43,651
Legal and professional fees		33,885
Telephone		24,707
Technology fees		12,705
Regulatory fees		8,547
Dues and subscriptions		8,138
Regional and state advisory committee expenses		6,399
Depreciation and amortization		3,484
Marketing		3,380
Contributions		1,300
Other		1,730
Total		2,202,613
NET INCOME	$	2,197,590

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

MEMBERS' EQUITY, DECEMBER 31, 2017	$	662,141
DISTRIBUTIONS TO MEMBERS		(2,134,000)
NET INCOME		2,197,590
MEMBERS' EQUITY, DECEMBER 31, 2018	$	725,731

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2018

SUBORDINATED LIABILITIES, DECEMBER 31, 2017	$	-
CHANGE IN SUBORDINATED LIABILITIES FOR THE YEAR ENDED DECEMBER 31, 2018		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2018	$	-

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,197,590
Adjustments to reconcile net income to net cash		
from operating activities:		
Depreciation and amortization		3,484
Changes in operating assets and liabilities:		
Accounts receivable		(78,539)
Other assets		(2,759)
Accounts payable and other accrued liabilities		10,597
Net cash provided by operating activities		2,130,373
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(2,134,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(3,627)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		314,189
CASH AND CASH EQUIVALENTS, END OF YEAR	$	310,562

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Capital Management of the Carolinas, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer primarily involved in the distribution of mutual funds to North Carolina local governments and public authorities. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain revenues and expenses during the period. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. As of December 31, 2018, the Company had cash equivalents of $68,741 that were uninsured. Cash and cash equivalents are not carried at fair value, but at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. At December 31, 2018, the carrying value and the estimated fair value of the cash and cash equivalents was $310,562.

Accounts Receivable and Revenues – On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606) using the modified retrospective method (i.e., applied prospectively effective January 1, 2018, without revising prior periods), which had no impact on the Company's opening equity balances.

The Company has entered into two contracts with Fidelity Distributors Corporation (FDC) to distribute shares of the North Carolina Capital Management Trust (NCCMT) to North Carolina local governments and public authorities on a daily basis. The Company believes the performance obligation for providing distribution services is satisfied over time because FDC is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the assets under management. 12b(1) distribution fees are recognized as revenue at the time that the services are provided. The Company extends credit to FDC for the 12b(1) distribution fees which are received monthly under its service agreements. Receivables normally represent one month of earnings. As of December 31, 2018, the Company considers such receivables, which are all from FDC, fully collectible, and therefore, no allowance for bad debts has been provided for in the accompanying financial statements. The beginning and ending balances of 12b(1) receivables were $337,310 and $415,849, respectively.

Property - Property is stated at cost. Depreciation and amortization are provided over the estimated useful lives of the related assets using accelerated and straight-line methods. Typical useful lives are as follows: computer equipment – 3 – 10 years, furniture and fixtures – 7 years, leasehold improvements – 39 years, and office equipment – 5 – 7 years.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2018.

Income and Loss Allocations, Distributions and Contributions to/from Members - Allocations of income and losses, and distributions and contributions of cash to/from members are governed by the terms of the members' operating agreement.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 13, 2019, which is the date the financial statements were available to be issued.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $243,245 which was $238,245 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately .28 to 1.

3.   PROFIT SHARING PLAN

The Company sponsors a profit sharing plan which covers all full-time employees. Company contributions to the plan are made at the discretion of management and were increased for the 2018 fiscal year from 15% of employee compensation to 18% of employee compensation. During the year ended December 31, 2018, contributions in the amount of $253,000 were made to the plan.

4.   LEASE COMMITMENTS

The Company leases office space under an operating lease which expires in March 2022. Rent expense for the year ended December 31, 2018, totaled $58,852.

The Company also leases office equipment with lease terms expiring at various dates through February 2023. Rent expense under all equipment leases totaled $12,641 for the year ended December 31, 2018. As of December 31, 2018, aggregate future minimum lease payments for all operating leases are $81,498, $83,366, $84,671, $26,859, and $1,572 for 2019, 2020, 2021, 2022, and 2023, respectively.

The Company must implement the new accounting and financial reporting standards for leases (ASU 2016-02) beginning January 1, 2019. For operating leases this standard will require the recognition of lease assets and lease liabilities that had not been recorded as assets and liabilities under previous accounting standards. The Company's four leases will continue to be accounted for as operating leases under the new standards. The Company estimates that under the provisions of ASU 2016-02 it will recognize a lease liability of approximately $414,734 and a right-of-use asset of approximately $419,833. The right-of-use asset and lease liability balances were determined by calculating the total lease payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 5.48%, which is representative of the incremental borrowing rate of the company. Provisions of the standards also require that leasehold improvements be amortized over the shorter of the useful life or the lease term of the leasehold improvements. In addition, under the new standards management can re-evaluate the lease term and it has determined that the Company is reasonably certain to exercise an option to extend the lease term. As a result, the Company's leasehold improvements will be fully amortized in March 2025 instead of March 2040. This will increase the annual amortization expense of leasehold improvements from $1,204 to $3,376.

5.   MEMBERS' EQUITY

The members of the Company are subject to an operating agreement which stipulates, among other things, that the Company has the right, but not the obligation, to purchase the equity interests of a member upon the occurrence of certain events. The events specifically mentioned in the operating agreement are a defaulting event of a member, the marriage of a member, or the termination of a marriage of a member. Generally, a member can dispose of an ownership interest without the approval of the Company's other members; however, no transfer of ownership may take place unless the transferee agrees in writing to be bound by the terms of the operating agreement. Certain operating actions taken by the Company require the consent of 75% of the percentage interest then held by the members.

6. CONCENTRATION OF REVENUE

The Company maintains two service agent agreements with FDC with respect to the North Carolina Capital Management Trust (the "Trust") government and term portfolios. During 2018, the two service agreements accounted for 100% of total Company revenue. The agreements are renewable annually by approval of the trustees of the Trust. If approval is not obtained, the agreement expires 12 months after the date of the last approval. The trustees are scheduled to vote on the renewal in 2019. Management of the Company expects that the agreements will be renewed. Recertification of the Trust is normally conducted every five years by the North Carolina Local Government Commission. In 2016, the Local Government Commission extended the recertification of the Trust for a five-year period into 2021, when recertification will again be considered.

7. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2018, under Section 78ccc(a)(2)(A)ii of the Securities Investor Protection Act of 1970.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2018 (Unaudited)	$	243,245
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2018 (Audited)	$	243,245

No material differences exist between audited and unaudited net capital at December 31, 2018.

See report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2019-01-17 05:10PM EST
Status: Scheduled

BROKER OR DEALER

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC as of 12/31/18

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 725,731	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			725,731	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 725,731	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 482,486	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(482,486)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 243,245	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 243,245	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC as of 12/31/18

Part A

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$	4,488	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	238,245	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	236,513	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	67,317	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	67,317	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	27.67	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Capital Management of the Carolinas, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Capital Management of the Carolinas, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Management of the Carolinas, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Capital Management of the Carolinas, LLC stated that Capital Management of the Carolinas, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Management of the Carolinas, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Management of the Carolinas, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greer Walker LLP

Certified Public Accountants
February 13, 2019
Charlotte, NC

GreerWalker LLP | greerwalker.com
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance

Capital Management

OF THE CAROLINAS, L.L.C.

1520 South Boulevard, Suite 230
Charlotte, NC 28203
Phone: 704-332-3131
Facsimile: 704-332-4151

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2018

EXEMPTION REPORT

1. The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1.) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under Paragraph k(1) of 17 C.F.R. 240.15c3-3. (2.) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

ACKNOWLEDGED BY:



Kenneth Lee Carter, Jr.
VP/Partner/CFO

See report of independent registered public accounting firm.



GreerWalker

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES</u>

To the Members of Capital Management of the Carolinas, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Capital Management of the Carolinas, LLC and the SIPC, solely to assist you and SIPC in evaluating Capital Management of the Carolinas, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Capital Management of the Carolinas, LLC's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no difference;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018, to the supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018, and in the related schedules and workpapers, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Capital Management of the Carolinas, LLC's claim for exclusion from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greer Walker LLP

Certified Public Accountants
February 13, 2019
Charlotte, NC

GreerWalker LLP | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2018

SCHEDULE OF FORM SIPC-3 REVENUES FOR THE YEAR ENDED DECEMBER 31, 2018

AMOUNT ($) BUSINESS ACTIVITIES THROUGH WHICH REVENUE WAS EARNED

$ 0 - Business conducted outside the United States and its territories and possessions

4,399,602 - Distribution of shares of registered open end investment companies or unit investment trusts

     0 - Sale of variable annuities

     0 - Insurance commissions and fees

     0 - Investment advisory services to one or more registered investment companies or insurance company separate accounts

     0 - Transactions in securities futures products

$4,400,203 - Total Revenues

SIPC-3 2019

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

8-

8-53149 FINRA DEC 05/11/2001
CAPITAL MAN OF THE CAROLINAS LLC
1520 SOUTH BLVD STE 230
CHARLOTTE, NC 28203

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:
- ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☐ (II) the sale of variable annuities;
- ☐ (III) the business of insurance;
- ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] / VP — 1/18/19
Authorized Signature/Title — Date

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

returned via US Mail 1/18/19 SY

Form SIPC-3

FY 2019

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2019 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

☑ (ii) its business as a broker-dealer is expected to consist exclusively of:
- ☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☐ (II) the sale of variable annuities;
- ☐ (III) the business of insurance;
- ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

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